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                             March 1, 2021

       Eifion Jones
       Senior Vice President and Chief Financial Officer
       Hayward Holdings, Inc.
       400 Connell Drive
       Suite 6100
       Berkeley Heights, NJ 07922

                                                        Re: Hayward Holdings,
Inc.
                                                            Supplemental
Response to Registration Statement on Form S-1
                                                            Filed on February
26, 2021
                                                            File No. 333-253184

       Dear Mr. Jones:

             We have reviewed your supplemental response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2021 letter.

       Response letter dated February 26, 2021

       Summary Consolidated Financial and Other Data, page 22

   1. You state in your response to prior comment 2 you do not deem it probable that the conditions will be met
for the vesting of performance-based Class B options and restricted stock awards. Please
explain further how you considered the pending registration
                                                        statement and the
estimated IPO price range in relation to the market performance criteria in determining that
vesting was not probable for purposes of pro forma per share information. In your
response, please provide us with the amount of compensation
                                                        expense that will be
recorded upon vesting and the impact on your pro forma per share disclosures. Also,
ensure this information is included in the notes to your pro forma per
 Eifion Jones
Hayward Holdings, Inc.
March 1, 2021
Page 2
      share disclosures. Refer to Article 11-01(a)(8) of Regulation S-X.
Note 21. Subsequent Events, page F-38

2. We note your response to prior comment 3. Please further revise here to include an estimate of the impact that the January 2021 share-based payment awards will have on your financial statements pursuant to ASC 855-10-50-2b.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff
Attorney, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameEifion Jones
                                                           Division of
Corporation Finance
Comapany NameHayward Holdings, Inc.
                                                           Office of Technology
March 1, 2021 Page 2
cc:       Rachel Phillips
FirstName LastName